AMENDED SCHEDULE B
Dated February 5, 2016
to the
ADMINISTRATION AGREEMENT
between
ULTIMUS MANAGERS TRUST
and
ULTIMUS FUND SOLUTIONS, LLC
Dated January 22, 2013

FEES:

Pursuant to Section 4, in consideration of services rendered and expenses assumed pursuant to this Agreement, the Trust will pay Ultimus on the first business day after the end of each month, or at such time(s) as Ultimus shall request and the parties hereto agree, a fee computed with respect to each Fund as follows:

Average Daily Net Assets	Administration Fee
Up to $250 million	0.100%
$250 million to $500 million	0.075%
$500 million to $1 billion	0.050%
In excess of $1 billion	0.035%

The fee will be subject to a monthly minimum of $2,500 with respect to each Fund.

The above monthly minimum fee will be discounted during the first year to $2,000 and during the second year to $2,250 with respect to each Fund.

OUT-OF-POCKET EXPENSES:

In addition to the above fees, the Trust will reimburse Ultimus for certain out-of-pocket expenses incurred on the Trust’s behalf, including but not limited to, travel expenses to attend Board meetings and any other expenses approved by the Trust (or, with respect to a Fund, its investment adviser).  The Trust will be responsible for its normal operating expenses, such as federal and state filing fees, EDGARizing fees, insurance premiums, typesetting and printing of the Trust’s public documents, and fees and expenses of the Trust’s other vendors and providers.

ULTIMUS MANAGERS TRUST, on behalf of the Funds listed on Schedule A		ULTIMUS FUND SOLUTIONS, LLC

By:	/s/ David R. Carson	By:	/s/ Robert G. Dorsey
Name:	David R. Carson	Name:	Robert G. Dorsey
Title:	President	Title:	Managing Director